Canada Goose Reports Second Quarter Fiscal 2025 Results
Revenue of $267.8M
Net income attributable to shareholders was $5.4m, or $0.06 per diluted share

Toronto – November 7, 2024 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the second quarter of fiscal 2025, which ended September 29, 2024. All amounts are in Canadian dollars unless otherwise indicated. The company also provided an update to its financial outlook for the full year ending March 31, 2025.

“Our second quarter performance reflected steady progress across our operating priorities, as we navigated an increasingly challenging macro environment that affected consumer sentiment,” said Dani Reiss, Chairman and CEO of Canada Goose. “We remain focused on delivering an outstanding customer experience in our DTC channel and increasing desirability for our versatile collection through focused marketing and improved distribution. We believe we are well positioned for the upcoming holiday season and are excited to bring the first capsule collection from our Creative Director, Haider Ackermann, to market at the end of November. We are confident that our plan will improve our overall business performance as we continue build a strong foundation for sustainable, long-term profitable growth.”

Second Quarter Fiscal 2025 Business Highlights:
Notable highlights from our second quarter included the following:
•Continued to expand our presence in key markets, opening two new standalone stores and converting two temporary stores to permanent, bringing the total permanent store count to 72 at the end of the second quarter of fiscal 2025.
◦We also unveiled our newly renovated store in the upscale Ginza district of Tokyo, which features our signature cold room and VIP space.
•Launched our live shopping channel on Chinese platform, Douyin, enabling us to engage in strong brand storytelling and grow awareness with a large audience in a key market.
•Launched our Fall Winter 2024 collection, featuring styles that embody a fresh aesthetic while staying true to our heritage. Lightweight down designs within this collection have been popular among consumers.
•Announced our product expansion into eyewear through our licensee partnership with Marchon Eyewear. We plan to launch our first eyewear collection in Spring 2025.
•Invested in key brand moments featuring a product campaign with global brand ambassador, Shai Gilgeous-Alexander as part of our Fall Winter 2024 campaign, and our Heritage Storytelling campaign leading into the launch of Haider Ackermann’s upcoming capsule.

Second Quarter Financial Highlights1:
All Year-Over-Year Comparisons Unless Otherwise Noted:

▪Total revenue decreased 5% to $267.8m or down 6% on a constant currency basis2.
•DTC revenue decreased 5% to $103.9m, or 6% on a constant currency basis2 with DTC comparable sales3 declining 13%, partially offset by sales from newer stores.

1 Comparisons to second quarter ended October 1, 2023.
2 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
3 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

•Wholesale revenue decreased 15% to $137.3m or 17% on a constant currency basis2 due to a planned lower order book as we continue to elevate our presence within the wholesale channel by right-sizing our inventory position and building strong relationships with brand-aligned partners.

•Other revenue increased $16.9m to $26.6m primarily due to clearing slow-moving and discontinued inventory as part of our inventory exit strategy, and contribution of incremental revenue from our knitwear facility we acquired in third quarter fiscal 2024.

▪Gross profit decreased 9% to $164.1m. Gross margin for the quarter was 61.3% compared to 63.9% in the second quarter of fiscal 2024 primarily due to a higher proportion of non-Heavyweight down revenue within the product mix.

▪Selling, general and administrative (SG&A) expenses were $162.5m, compared to $177.2m in the prior year period. The reduction in SG&A was primarily due to the non-recurrence of costs relating to the Transformation Program, a shift in timing of marketing spend to align with the launch of the first capsule from Haider Ackermann, and continued efficiencies from workforce reductions in the prior year. This was partially offset by an increase in expenses related to the expansion of our global retail network.

▪Operating Income was $1.6m, compared to $2.3m in the prior year period.

▪Adjusted EBIT4 was $2.5m, compared to $15.6m in the prior year period. The decrease in adjusted EBIT is due to the decline in gross profit in the quarter compared to the same period in fiscal 2024 and the expansion of our global retail network, partially offset by lower corporate SG&A expense and a shift in timing of marketing spend versus the same period last year.

▪Net income attributable to shareholders was $5.4m, or $0.06 per diluted share, compared with a net income attributable to shareholders of $3.9m, or $0.04 per diluted share in the prior year period.

▪Adjusted net income attributable to shareholders4 was $5.2m, or $0.05 per diluted share, compared with an adjusted net income attributed to shareholders of $16.2m, or $0.16 per diluted share in the prior year period.

Balance Sheet Highlights

Inventory of $473.4m for the second quarter ended September 29, 2024, was down 9% year-over-year, due to a combination of sales through our DTC, Wholesale, and Other channels, and a temporary reduction in production levels.

The company ended the second quarter of fiscal 2025 with net debt4 of $826.4m, compared with $851.9m at the end of the second quarter of fiscal 2024. This net debt position includes borrowings on our revolving facility which is seasonally typical for us as we build inventory in preparation for our peak selling season.

4 Adjusted EBIT, adjusted net income attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and Adjusted EBIT margin, and adjusted net income per diluted share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

Fiscal 2025 Outlook5

The outlook that follows constitutes “financial outlook” and “forward-looking information” within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the company’s control. Please see "Forward-looking Statements" below for more information.

Canada Goose is updating the fiscal 2025 guidance issued with fourth quarter and fiscal 2024 results published on May 16, 2024 to the following:

All results versus prior fiscal year unless otherwise noted	Prior Outlook (reiterated as of August 1, 2024)	Current Outlook (as of November 7, 2024)
Total Revenue Growth (%)	Low-single-digit increase	Low-single-digit decrease to low-single-digit increase
Non-IFRS Adjusted EBIT Margin	‘+100 basis points	‘-60 basis points to + 60 basis points
Non-IFRS Adjusted Net Income per Diluted Share growth (%)	Mid-teens digit increase	Mid-single-digit increase

Our revised outlook reflects the increased pressure on global luxury consumer spending and incremental planned marketing spend compared to our initial outlook, as well as a more focused and strategic product assortment, along with the following assumptions:

All results versus prior fiscal year unless otherwise noted	Prior Assumption (reiterated as of August 1, 2024)	Current Assumption (as of November 7, 2024)	Note
1H FY2025 vs 2H FY2025 revenue split	Approximate 25%/75% distribution split between 1H and 2H of fiscal 2025	Approximate 25%/75% distribution split between 1H and 2H of fiscal 2025	No Change
DTC Comparable Sales Growth (%)	Low-single-digit increase	Low-single-digit decrease to low-single-digit increase	Now plan to open two new stores and three new concession-based shop-in-shops versus three new stores and four new concession-based shop-in-shops
Pricing Increase (%)	Average mid-single digit increase	Average mid-single digit increase	No Change
Wholesale Revenue Growth (%)	20% decrease	20% decrease	No Change
Consolidated Gross Margin	Similar to Fiscal 2024	Similar to Fiscal 2024	No Change
Weighted Average Diluted Shares Outstanding	Approximately 99 million shares	Approximately 98 million shares

5The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, we are unable to provide a reconciliation of the non-IFRS measures included in our fiscal 2025 guidance.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on November 7, 2024. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/331468859. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.

About Canada Goose
Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our fiscal 2025 financial outlook, the related assumptions included herein, the execution of our proposed strategy, and our operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2024. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.

Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws. For greater certainty, references herein to “forward-looking statements” include “forward-looking information” within the meaning of Canadian securities laws.

Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Income (Loss)
(in millions of Canadian dollars, except per share amounts)

	Second quarter ended		Two quarters ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
	$	$	$	$

Revenue	267.8	281.1	355.9	365.9
Cost of sales	103.7	101.6	139.2	131.2
Gross profit	164.1	179.5	216.7	234.7
Selling, general & administrative expenses	162.5	177.2	312.0	332.1
Operating income (loss)	1.6	2.3	(95.3)	(97.4)
Net interest, finance and other costs	8.5	13.6	11.7	28.1
Loss before income taxes	(6.9)	(11.3)	(107.0)	(125.5)
Income tax recovery	(13.2)	(15.4)	(39.3)	(44.6)
Net income (loss)	6.3	4.1	(67.7)	(80.9)

Attributable to:
Shareholders of the Company	5.4	3.9	(72.0)	(77.2)
Non-controlling interest	0.9	0.2	4.3	(3.7)
Net income (loss)	6.3	4.1	(67.7)	(80.9)

Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.06	$0.04	$(0.74)	$(0.75)
Diluted	$0.06	$0.04	$(0.74)	$(0.75)

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars, except per share amounts)

	Second quarter ended		Two quarters ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
	$	$	$	$
Net income (loss)	6.3	4.1	(67.7)	(80.9)

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation	(0.7)	(0.2)	(0.7)	(0.2)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)	12.1	(4.1)	17.5	(6.5)
Net (loss) gain on derivatives designated as cash flow hedges	(7.9)	(3.8)	(9.0)	6.0
Reclassification of net gain on cash flow hedges to income	—	(0.5)	(0.1)	(1.0)
Other comprehensive income (loss)	3.5	(8.6)	7.7	(1.7)
Comprehensive income (loss)	9.8	(4.5)	(60.0)	(82.6)

Attributable to:
Shareholders of the Company	8.7	(4.3)	(64.5)	(78.1)
Non-controlling interest	1.1	(0.2)	4.5	(4.5)
Comprehensive income (loss)	9.8	(4.5)	(60.0)	(82.6)

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars)

	September 29, 2024	October 1, 2023	March 31, 2024
Assets	$	$	$
Current assets		Reclassified	Reclassified
Cash	68.8	37.5	144.9
Trade receivables	143.1	146.5	70.4
Inventories	473.4	519.7	445.2
Income taxes receivable	19.0	17.2	28.0
Other current assets	66.9	82.6	52.3
Total current assets	771.2	803.5	740.8

Deferred income taxes	136.8	119.2	76.3
Property, plant and equipment	165.0	179.3	171.8
Intangible assets	133.9	132.4	135.1
Right-of-use assets	286.2	280.0	279.8
Goodwill	71.7	62.7	70.8
Other long-term assets	1.9	12.2	7.0
Total assets	1,566.7	1,589.3	1,481.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	155.4	210.2	177.7
Provisions	44.9	42.7	49.1
Income taxes payable	23.6	7.7	16.8
Short-term borrowings	109.8	80.7	9.4
Current portion of lease liabilities	83.1	77.1	79.9
Total current liabilities	416.8	418.4	332.9

Provisions	14.9	13.6	14.3
Deferred income taxes	13.0	15.5	17.2
Revolving Facility	60.5	85.0	—
Term Loan	385.7	391.4	388.5
Lease liabilities	254.8	253.2	250.6
Other long-term liabilities	52.1	56.5	54.6
Total liabilities	1,197.8	1,233.6	1,058.1

Equity
Equity attributable to shareholders of the Company	357.9	352.2	417.0
Non-controlling interests	11.0	3.5	6.5
Total equity	368.9	355.7	423.5
Total liabilities and equity	1,566.7	1,589.3	1,481.6

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars)

	Second quarter ended		Two quarters ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
	$	$	$	$
Operating activities
Net income (loss)	6.3	4.1	(67.7)	(80.9)
Items not affecting cash:
Depreciation and amortization	32.2	30.6	64.9	59.8
Income tax recovery	(13.2)	(15.4)	(39.3)	(44.6)
Interest expense	10.8	12.9	22.6	20.3
Foreign exchange loss (gain)	—	4.2	(1.9)	(0.5)
Loss on disposal of assets	0.4	0.1	0.4	—
Share-based payment	4.0	4.7	6.2	7.2
Remeasurement of put option	(1.2)	2.7	0.9	10.8
Remeasurement of contingent consideration	(1.1)	(2.0)	(11.8)	(3.0)
	38.2	41.9	(25.7)	(30.9)
Changes in non-cash operating items	(75.5)	(67.3)	(138.6)	(166.2)
Income taxes paid	(1.9)	(18.9)	(7.3)	(49.0)
Interest paid	(11.2)	(12.9)	(21.7)	(20.4)
Net cash used in operating activities	(50.4)	(57.2)	(193.3)	(266.5)
Investing activities
Purchase of property, plant and equipment	(3.2)	(26.0)	(5.4)	(31.2)
Investment in intangible assets	—	(0.3)	—	(0.5)
Initial direct costs of right-of-use assets	—	(0.1)	(0.1)	(0.4)
Net cash used in investing activities	(3.2)	(26.4)	(5.5)	(32.1)
Financing activities
Mainland China Facilities borrowings	57.8	25.1	74.4	37.7
Japan Facility borrowings	15.2	7.1	26.0	15.4
Term Loan repayments	(1.0)	(1.0)	(2.0)	(2.0)
Revolving Facility borrowings	6.6	86.3	60.9	86.3
Transaction costs on financing activities	0.2	(0.3)	—	(0.3)
Normal course issuer bid purchase of subordinate voting shares	—	(29.9)	—	(57.4)
Principal payments on lease liabilities	(20.1)	(15.3)	(40.9)	(28.7)
Issuance of shares	—	0.1	—	0.1
Net cash from financing activities	58.7	72.1	118.4	51.1
Effects of foreign currency exchange rate changes on cash	1.8	1.0	4.3	(1.5)
Increase (decrease) in cash	6.9	(10.5)	(76.1)	(249.0)
Cash, beginning of period	61.9	48.0	144.9	286.5
Cash, end of period	68.8	37.5	68.8	37.5

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income (loss) attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin and adjusted net income (loss) per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the second quarter and two quarters ended September 29, 2024, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
Net income (loss)	6.3	4.1	(67.7)	(80.9)
Add (deduct) the impact of:
Income tax recovery	(13.2)	(15.4)	(39.3)	(44.6)
Net interest, finance and other costs	8.5	13.6	11.7	28.1
Operating income (loss)	1.6	2.3	(95.3)	(97.4)
Head office transition costs (a)	—	—	—	0.8
Japan Joint Venture costs (c)	—	0.1	—	0.1
Transformation Program costs (e)	—	13.2	—	21.0
Paola Confectii Earn-Out costs (f)	0.9	—	1.8	—
Total adjustments	0.9	13.3	1.8	21.9
Adjusted EBIT	2.5	15.6	(93.5)	(75.5)
Adjusted EBIT margin	0.9%	5.5%	(26.3)%	(20.6)%

	Second quarter ended			Two quarters ended
CAD $ millions	September 29, 2024		October 1, 2023	September 29, 2024		October 1, 2023
Net income (loss)	6.3		4.1	(67.7)		(80.9)
Add (deduct) the impact of:
Head office transition costs (a) (b)	—		—	—		1.2
Japan Joint Venture costs (c)	—		0.1	—		0.1
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (d)	(2.3)		0.7	(10.9)		7.8
Transformation Program costs (e)	—		13.2	—		21.0
Paola Confectii Earn-Out costs (f)	0.9	—	—	1.8	—	—
Unrealized foreign exchange (gain) loss on Term Loan (g)	(0.9)		1.7	0.8		(0.5)
	(2.3)		15.7	(8.3)		29.6
Tax effect of adjustments	—		(3.1)	(0.4)		(4.9)
Deferred tax adjustment (h)	—		—	—		(0.5)
Adjusted net income (loss)	4.0		16.7	(76.4)		(56.7)
Adjusted net income (loss) attributable to non-controlling interest (i)	1.2		(0.5)	5.5		(0.2)
Adjusted net income (loss) attributable to shareholders of the Company	5.2		16.2	(70.9)		(56.9)

Weighted average number of shares outstanding
Basic	96,724,923		102,468,461	96,666,503		103,089,612
Diluted	98,181,197		103,586,542	96,666,503		103,089,612
Adjusted net income (loss) per basic share attributable to shareholders of the Company	$0.05		$0.16	$(0.73)		$(0.55)
Adjusted net income (loss) per diluted share attributable to shareholders of the Company	$0.05		$0.16	$(0.73)		$(0.55)
(a)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(b)Corporate head office transition costs incurred in (a) as well as $nil and $0.4m of interest expense on lease liabilities for the second and two quarters ended October 1, 2023, respectively.
(c)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(d)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded gains of $2.3m and $10.9m on the fair value remeasurement of the contingent consideration and put option during the second and two quarters ended September 29, 2024, respectively (second and two quarters ended October 1, 2023 - losses of $0.7m and $7.8m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of income (loss).
(e)Transformation Program costs include consultancy fees of $7.7m and $15.5m, as well as severance costs, net of shared-based award forfeitures of $5.5m and $5.5m, associated with the reduction in workforce for the second and two quarters ended October 1, 2023, respectively.
(f)Additional consideration payable to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) if certain performance conditions are met based on financial results (“Earn-Out”) related to the acquisition of Paola Confectii SRL, recognized as renumeration expense.

(g)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of income (loss).
(h)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(i)Calculated as net income (loss) attributable to non-controlling interest within the interim statements of income (loss) of $1.2m and $5.5m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended September 29, 2024, respectively. Net income (loss) attributable to non-controlling interest within the interim statements of income (loss) of $(0.2)m and $3.7m less $(0.3)m and $(3.9)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended October 1, 2023, respectively.

Revenue By Segment

	Second quarter ended		$ Change			% Change
CAD $ millions	September 29, 2024	October 1, 2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	103.9	109.4	(5.5)	(1.2)	(6.7)	(5.0)%	(6.1)%
Wholesale	137.3	162.0	(24.7)	(3.2)	(27.9)	(15.2)%	(17.2)%
Other	26.6	9.7	16.9	—	16.9	174.2%	174.2%
Total revenue	267.8	281.1	(13.3)	(4.4)	(17.7)	(4.7)%	(6.3)%
Revenue by Geography

	Second quarter ended		$ Change			% Change
CAD $ millions	September 29, 2024	October 1, 2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	57.7	57.9	(0.2)	(0.1)	(0.3)	(0.3)%	(0.5)%
United States	63.4	66.2	(2.8)	(0.8)	(3.6)	(4.2)%	(5.4)%
North America	121.1	124.1	(3.0)	(0.9)	(3.9)	(2.4)%	(3.1)%
Greater China[1]	46.4	43.9	2.5	(0.2)	2.3	5.7%	5.2%
Asia Pacific (excluding Greater China1)	19.7	19.9	(0.2)	(0.2)	(0.4)	(1.0)%	(2.0)%
Asia Pacific	66.1	63.8	2.3	(0.4)	1.9	3.6%	3.0%
EMEA[2]	80.6	93.2	(12.6)	(3.1)	(15.7)	(13.5)%	(16.8)%
Total revenue	267.8	281.1	(13.3)	(4.4)	(17.7)	(4.7)%	(6.3)%
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	September 29, 2024	October 1, 2023	$ Change	March 31, 2024	$ Change
Cash	68.8	37.5	31.3	144.9	(76.1)
Mainland China Facilities	(74.4)	(47.5)	(26.9)	—	(74.4)
Japan Facility	(31.4)	(29.1)	(2.3)	(5.4)	(26.0)
Revolving Facility	(61.3)	(86.3)	25.0	—	(61.3)
Term Loan	(390.2)	(396.2)	6.0	(393.1)	2.9
Lease liabilities	(337.9)	(330.3)	(7.6)	(330.5)	(7.4)
Net debt	(826.4)	(851.9)	25.5	(584.1)	(242.3)